EXHIBIT 5.1

Opinion and Consent of Brobeck, Phleger & Harrison LLP

May 20, 2002

Borland Software Corporation
100 Enterprise Way
Scotts Valley, California 95066-3249

> Re: Borland Software Corporation – Registration Statement for Offering of
> an Aggregate of 3,400,000 Shares of Common Stock

Dear Ladies and Gentlemen:

We have acted as counsel to Borland Software Corporation, a Delaware corporation (the "Company"), in connection with the registration on Form S-8 (the "Registration Statement") under the Securities Act of 1933, as amended, of: (i) 2,500,000 shares of the Company's common stock reserved for issuance under the Company's 2002 Stock Incentive Plan (the "Incentive Plan") and (ii) an additional 900,000 shares of the Company's common stock reserved for issuance under the Company's 1999 Employee Stock Purchase Plan (the "Purchase Plan").

This opinion is being furnished in accordance with the requirements of Item 8 of Form S-8 and Item 601(b)(5)(i) of Regulation S-K.

We have reviewed the Company's charter documents and the corporate proceedings taken by the Company in connection with the establishment of the Incentive Plan and the amendment of the Purchase Plan. Based on such review, we are of the opinion that, if, as and when the shares of the Company's common stock are issued and sold (and the consideration therefor received) pursuant to the provisions of (a) duly authorized stock option agreements or duly authorized direct stock issuances under the Incentive Plan and in accordance with the Registration Statement, or (b) duly authorized stock purchase rights under the Purchase Plan and in accordance with the Registration Statement, such shares will be duly authorized, legally issued, fully paid and nonassessable.

We consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement.

This opinion letter is rendered as of the date first written above, and we disclaim any obligation to advise you of facts, circumstances, events or developments which hereafter may be brought to our attention and which may alter, affect or modify the opinion expressed herein. Our opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company, the Incentive Plan, the Purchase Plan, or the shares of the Company's common stock issuable under such plans.

Very truly yours,

/s/ BROBECK, PHLEGER & HARRISON LLP

BROBECK, PHLEGER & HARRISON LLP